Mail Stop 3561

May 19, 2006

Via Fax & U.S. Mail

Mr. John Simonelli
Chairman and Chief Executive Officer
Graymark Productions, Inc.
101 N. Robinson
Suite 920
Oklahoma City, Oklahoma 73102

       Re: Graymark Productions
               Form 10-KSB for the year ended December 31, 2005
               Filed on March 24, 2006
               File No. 0-50638

Dear Mr. Simonelli:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2005

Consolidated Statements of Operations, page F-5

1.   We note that you have recognized $419,737 as amortization of film costs during the fiscal year ended December 31, 2005. In view of your $3,458,417 balance for

investment in films at December 31, 2005, it appears that a portion of your 2005 amortization expense may relate to write-offs in which the carrying amount of a film project exceeded its fair value. If a portion of amortization of your investments in films recognized in 2005 actually relates to write-offs of such investments, please revise future filings to accurately reflect the write-off in your statements of operations and revise MD&A in future filings to discuss the circumstances surrounding the write-off(s). See paragraph 32 of SOP 00-2.

Note 2-Summary of Significant Accounting Policies

Consolidation, page F-8

2.   Please include a summary of the Operating Agreement of Out of the Blue LLC as it relates to your conclusion that you have 100% voting control of Out of the Blue. Specifically tell us the section of the Operating Agreement of Out of Blue LLC indicates that you have 100% control of the Company.

Revenue Recognition, page F-9

3.   We note that you recognized the non-refundable advance of $450,000 you received pursuant to a distribution agreement as revenue in December 2005, even though Cloud 9 was released in the domestic video market in January 2006. In this regard, supplementally advise us and expand your disclosure in future filings, to indicate how you met the revenue recognition criteria described in paragraphs 7 and 19 of SOP 00-2. We may have further comments upon reviewing your response.

4.   We note from your disclosure in the Recent Developments section on pages 28 and 29 that you received approximately $214,000, $293,000, and $487,500 from the minority interest in relation to the post production of The Hunt, Surveillance, and Soul's Midnight, respectively. Supplementally advise us and add disclosure in future filings to describe your accounting for these receipts and the accounting literature you relied/will rely upon. We may have further comments upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mark R. Kidd, CFO
(405) 601-5300